UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

RELYPSA, INC.

(Name of Subject Company (Issuer))

VIFOR PHARMA USA INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

GALENICA AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK	759531106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Oliver Kronenberg

Group General Counsel

Galenica AG

Untermattweg 8-P.O. Box

CH-3027 Bern, Switzerland

+41.58.852.81.11

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Levine

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,634,452,064	$ 164,589

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 51,076,627 shares of common stock, $0.001 par value per share, of Relypsa, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 44,882,597 Shares issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s Employee Stock Purchase Plan), multiplied by (b) the offer price of $32.00 per Share. The foregoing share figures have been provided by the issuer to the offeror and are as of August 1, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$164,589	Filing Party:	Galenica AG Vifor Pharma USA Inc.
Form of Registration No.:	Schedule TO	Date Filed:	August 4, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on August 9, 2016, Amendment No. 2 filed with the SEC on August 17, 2016, Amendment No. 3 filed with the SEC on August 25, 2016 and this Amendment No. 4, the “Schedule TO”). The Schedule TO relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Galenica”), to purchase any and all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation (“Relypsa”), at a price of $32.00 per Share, payable to the holder thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase. This Amendment No. 4 is intended to amend and supplement the Schedule TO and Item 4 (and the other Items referred to therein) as reflected below.

Item 4. Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 15 – Certain Legal Matters; Regulatory Approvals” and in Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by supplementing such section on page 44 of the Offer to Purchase as set forth below:

“On August 12, 2016, a purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Lu v. Relypsa, Inc., et al., Case No. 3:16-cv-04605-WHO. On August 15, 2016, a second purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morales v. Relypsa, Inc., et al., Case No. 3:16-cv-04684-JST. On August 16, 2016, a third purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Edelman v. Relypsa, Inc., et al., Case No. 3:16-cv-04702-HSG. On August 17, 2016, a fourth purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Zavolas v. Relypsa, Inc., et al., Case No. 3:16-cv-04735-EMC. On August 19, 2016, a fifth purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morgan v. Relypsa, Inc. et. al., Case No. 3:16-cv-04800. Each of the complaints name as defendants Relypsa and the members of the Relypsa Board, and the Edelman complaint also names Galenica and Purchaser as defendants. The Lu, Morales and Zavolas complaints purport to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act. The Edelman complaint purports to assert claims under Sections 14(e) and 20(a) of the Exchange Act. The Morgan complaint purports to assert claims under Sections 14(a) and 20(a) of the Exchange Act. Each of the complaints alleges that the Schedule 14D-9 contains material omissions and misstatements and seeks to enjoin and/or rescind the Offer as well as certain other equitable relief, unspecified damages and attorneys’ fees and costs. On August 19, 2016, Plaintiff Lu filed a motion for a preliminary injunction, which seeks to enjoin the transactions contemplated by the Merger Agreement based on alleged disclosure deficiencies in the Schedule 14D-9. On August 24, 2016, Plaintiff Lu voluntarily withdrew the motion for a preliminary injunction. Defendants believe these lawsuits are wholly without merit and intend to vigorously defend against them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016

Galenica AG

By:	/s/ Dr. Jörg Kneubühler
Dr. Jörg Kneubühler Chief Financial Officer

By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde General Secretary

Vifor Pharma USA Inc.

By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg Secretary

By:	/s/ Colin Bond
Colin Bond President and Chairman

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